ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At July 31, 2012 and January 31, 2012 and
for the Three and Six Months Ended July 31, 2012 and 2011

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the six month period ended July 31, 2012 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION

(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	July 31,	January 31,
	2012	2012
	(Unaudited)	(Audited)

ASSETS

Current
Cash and cash equivalents	$4,228,173	$9,249,307
Receivables	73,301	67,093
Prepaid expenses and deposits	101,207	66,974

Total current assets	4,402,681	9,383,374

Equipment	449,893	447,936

Mineral property interest	815,000	815,000

Total assets	$5,667,574	$10,646,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$439,809	$622,077
Due to related parties	4,011	28,425

Total liabilities	443,820	650,502

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at July 31, 2012 and January 31, 2012	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at July 31, 2012 and January 31, 2012	-	-
Common stock, no par value, unlimited authorized 71,677,317 and 71,437,317 issued and outstanding at July 31, 2012 and January 31, 2012, respectively	35,304,627	35,223,027
Additional paid-in capital	6,333,762	5,994,447
Deficit accumulated during the exploration stage	(36,387,916)	(31,241,510)
Accumulated other comprehensive income (loss)	(26,719)	19,844

Total stockholders' equity	5,223,754	9,995,808

Total liabilities and stockholders' equity	$5,667,574	$10,646,310

Going concern (Note 3)
Subsequent events (Note 11)

Approved on behalf of the Board of Directors:

“Jenna Hardy”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

					From December
	For the Three Months		For the Six Months		21,
	Ended July 31,		Ended July 31,		2001 (Inception)
	2012	2011	2012	2011	to July 31, 2012

Expenses

Consulting	$227,199	$242,575	$594,356	$503,260	$6,937,213
Depreciation	16,327	6,978	32,495	13,416	100,502
Director fees	-	-	19,829	26,205	46,034
Foreign exchange (gain) loss	7,045	146,228	(67,202)	(205,623)	55,378
Investor relations	36,839	73,829	87,957	234,843	2,510,953
Mineral property interests	1,814,060	1,325,402	3,941,131	4,342,925	20,525,700
Office and sundry	62,387	81,090	126,543	169,434	1,031,376
Professional	94,925	143,435	184,841	249,092	2,688,100
Rent	13,316	13,642	20,601	23,529	209,808
Salaries and benefits	58,984	28,098	113,871	44,275	280,275
Tax on assets	7,431	-	13,198	-	82,833
Transfer agent and filing	28,931	22,407	36,978	37,458	381,295
Travel	29,477	18,909	83,959	83,677	692,216
Write-down of mineral claims	-	-	-	-	408,496

	(2,396,921)	(2,102,593)	(5,188,557)	(5,522,491)	(35,950,179)

Interest income	19,368	8,051	42,297	22,403	123,321
Interest (expense)	(146)	-	(146)	-	(561,058)

Net loss for the period	(2,377,699)	(2,094,542)	(5,146,406)	(5,500,088)	(36,387,916)

Other comprehensive income (loss)

Unrealized (loss) on foreign exchange translation	(74,800)	-	(46,563)	-	(26,719)

Comprehensive loss for the period	$(2,452,499)	$(2,094,542)	$(5,192,969)	$(5,500,088)	$(36,414,635)

Net loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.07)	$(0.09)

Weighted average number of shares outstanding basic and diluted	71,677,317	61,084,197	71,548,769	59,476,226

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Six Months Ended		From December 21,
	July 31,		2001 (Inception) to
	2012	2011	July 31, 2012

Cash used in operating activities
Net loss	$(5,146,406)	$(5,500,088)	(36,387,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	32,495	13,416	100,502
Stock-based compensation	339,315	185,689	4,030,417
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	-	-	333,333
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	(6,208)	(1,614)	(73,301)
Deferred financing costs	-	(120,858)	-
Prepaid expenses and deposits	(33,364)	(80,178)	(103,223)
Accounts payable and accrued liabilities	(182,268)	(15,439)	579,697
Due to related parties	(24,414)	(225,579)	4,011

Net cash used in operating activities	(5,020,850)	(5,744,651)	(31,046,443)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Purchase of short-term investments	-	(4,109,097)	(4,109,097)
Redemption of short-term investments	-	3,206,039	4,109,097
Acquisition of equipment	(34,452)	(16,302)	(550,395)

Net cash used in investing activities	(34,452)	(919,360)	(1,773,891)

Cash flows from financing activities
Issuance of convertible debentures	-	-	1,650,000
Issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of capital stock	81,600	2,680,418	35,318,830
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	81,600	2,680,418	37,073,210

Effects of foreign currency exchange	(47,432)	(68,082)	(24,703)

(Decrease) increase in cash and cash equivalents during the period	(5,021,134)	(4,051,675)	4,228,173

Cash and cash equivalents, beginning of period	9,249,307	5,959,362	-

Cash and cash equivalanets, end of period	$4,228,173	$1,907,687	4,228,173

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$40,900	$3,181	$(45,157)
Interest	$(45,439)	$(6,721)	$(30,933)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicle there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd. was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Preparation

The interim financial information of the Company as of July 31, 2012 and for the six months ended July 31, 2012 and 2011 is unaudited, and the balance sheet as of January 31, 2012 is derived from audited fianancial statements. The accompanying interim condensed consolidated financial statements have been preapared in accordance with U.S. generally accepted accounting principles for interim fianancial statements. Accordingly, they omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Financial Statements included in the Company’s Annual Information Form (AIF)

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

Basis of Presentation and Preparation, continued

and Form 20-F for the year ended January 31, 2012. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three and six months ended July 31, 2012 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2012. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s AIF and Form 20-F for the year ended January 31, 2012.

The accompanying interim unaudited consolidated financial statements are stated in U.S. dollars and include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. Expenses of $58,761 recorded as consulting fees during the year ended January 31, 2012, of which $1,376 were recorded in the three and six month periods ended July 31, 2011, were reclassified to mineral property interests expense, with no change to the Company’s reported loss. This reallocation only impacted the Company’s expenses reported for the period from December 31, 2001 (inception) to July 31, 2012.

Additional significant accounting policies that either affect the Company or have been adopted since January 31, 2012 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Adopted Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity has the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. The update is effective for the Company’s fiscal year beginning February 1, 2012. The updated guidance has not had an impact on the consolidated financial position, results of operations or cash flows of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Fair value

In May 2011, ASC guidance was issued related to the convergence of U.S. GAAP and International Financial Reporting Standards requirements for measuring amounts at fair value as well as disclosures about these measurements. The update is effective for the Company’s fiscal year beginning February 1, 2012. The updated guidance has not had an impact on the consolidated financial statements of the Company.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in ‘Level 3 – Significant Unobservable Inputs’ of the fair value hierarchy. The update is effective for the Company’s fiscal year beginning February 1, 2012. The updated guidance has not had a a significant impact on the consolidated financial statements of the Company.

Cash and Cash Equivalents

The following tables summarize the Company’s available-for-sale securities’ adjusted cost, gross unrealized gains, gross unrealized losses and fair value by significant investment category recorded as cash and cash equivalents or short-term marketable investments as of July 31, 2012 and January 31, 2012:

July 31, 2012

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents
Level 1:
	Cash	$ 4,226,948	$ 1,225	$ -	$ 4,228,173	$ 4,228,173

January 31, 2012

		Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cash and Cash Equivalents
Level 1:
	Cash	$ 9,246,422	$ 2,885	$ -	$ 9,249,307	$ 9,249,307

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $3,958,861, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $36,387,916. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures. These consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

NOTE 4 – EQUIPMENT

	July 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$14,748	$280,213
Equipment	180,539	51,501	129,038
Furniture and fixtures	19,185	7,927	11,258
Computer equipment	55,117	25,733	29,384
	$549,802	$99,909	$449,893

	January 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$-	$294,961
Equipment	155,376	39,960	115,416
Furniture and fixtures	19,185	6,676	12,509
Computer equipment	45,829	20,779	25,050
	$515,351	$67,415	$447,936

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

c)	Contreras and Rio Negro Projects

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were released to the Company for cancellation, and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

have been issued and were subject to an Escrow Agreement dated March 2, 2004.

The Mineral Property Acquisition Agreement and the Share Purchase Agreement also provide for an area of interest such that, in the event that the vendor records any property claims within five (5) kilometers of the boundaries of either the Dyakowski Property or the SCRN Property, such claims will become subject to the respective agreements.

e)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advanced the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash- in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Six	Six	December 21,
	Months	Months	Months	Months	2001
	Ended July	Ended July	Ended July	Ended July	(Inception) to
	31, 2012	31, 2011	31, 2012	31, 2011	July 31, 2012
Pinguino Project:
Assaying, testing and analysis	$144,066	$184,761	$161,866	$37,720	$1,243,076
Camp and field supplies	575,302	220,436	1,336,987	633,728	5,247,233
Claim maintenance	9,606	29,211	26,480	274,310	133,096
Drilling	608,434	669,499	1,653,786	2,969,055	10,286,189
Engineering	156,576	1,376	276,822	1,376	628,621
Environmental	6,343	71,294	31,210	71,294	170,857
Geological and geophysical	101,092	93,843	198,498	158,108	1,504,537
Metallurgical	180,188	-	189,546	-	260,047
Travel and accommodation	3,346	11,001	8,222	75,418	279,811
	1,784,950	1,281,421	3,883,417	4,221,009	19,753,467
Condor Project:
Claim maintenance	1,039	6,334	12,686	6,334	39,072
Camp and field supplies	5,885	11,357	7,941	11,357	34,236
Geologoical and geophysical	5,663	-	10,702	-	105,502
Travel	226	-	319	-	319
	12,813	17,691	31,648	17,691	179,129
Contreras Project
Assaying, testing and analysis	-	-	-	-	60,247
Camp and field supplies	(1,218)	(54,401)	-	1,560	171,464
Claim maintenance	-	-	-	-	21,851
Geological and geophysical	-	76,910	-	98,884	131,959
Travel and accommodation	-	-	-	-	28,814
	(1,218)	22,509	-	100,444	414,335
Rio Negro Project
Camp and field supplies	599	-	1,067	-	52,903
Claim maintenance	12,849	-	20,932	-	36,539
Geological and geophysical	-	-	-	-	39,833
Travel and accommodation	-	-	-	-	9,917
	13,448	-	21,999	-	139,192

Other	4,067	3,781	4,067	3,781	39,577

	$1,814,060	$1,325,402	3,941,131	$4,342,925	$20,525,700

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	January 31,
	2012	2012

Accounts payable	$316,022	$455,012
Accrued liabilities	64,619	78,636
Accrued taxes and related interest	59,168	88,429

	$439,809	$622,077

NOTE 7 - RELATED PARTY TRANSACTIONS

Director fees and officer and director consulting fees for the six months ended July 31, 2012 were $355,507 (July 31, 2011 - $434,659) including stock based compensation of $132,627 (July 31, 2011 - $185,689). As at July 31, 2012 the Company owed directors and officers $4,011 (January 31, 2012 - $21,727).

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Details of the related party transactions and balances, are as follows:

a)

During the six months ended July 31, 2012, the Company paid or accrued consulting fees of $nil (July 31, 2011 - $79,587) and recorded stock-based compensation of $nil (July 31, 2011 - $1,560) pursuant to a consulting agreement to a company owned by a former officer and director of the Company.

b)	During the six months ended July 31, 2012, the Company paid consulting fees of $nil (July 31, 2011 - $3,594) to a former officer of the Company.

c)

On January 7, 2011 the Company entered into a consulting agreement with a company controlled by the Company’s new Treasurer and Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (CDN$12,500) per month plus a sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000) plus a sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus a sales tax.

During the six month period ended July 31, 2012, the Company paid or accrued consulting fees of $89,463 (July 31, 2011 - $80,384) and recorded stock based compensation of $62,495 (July 31, 2011 - $36,218) related to this consulting agreement. At July 31, 2012 and January 31, 2012, the Company was indebted in the respective amounts of $4,011 and $16,744 related to this consulting agreement.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company jointly controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus a sales tax. In addition, from January 20, 2012 to July 31, 2012, the VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 (CDN$2,500) per month.

During the six month period ended July 31, 2012, the Company paid consulting fees of $101,076 (July 31, 2011 - $59,200) and recorded stock based compensation of $70,132 (July 31, 2011 - $38,251) related to this consulting agreement. At July 31, 2012 and January 31, 2012, the Company was indebted in the respective amounts of $nil and $11,681 related to this consulting agreement.

e)

During the six months ended July 31, 2012, the Company paid aggregate director fees of $18,930 (July 31, 2011 - $26,205) to four (July 31, 2011-five) directors and recorded stock based compensation of $nil (July 31, 2011 - $109,660) related to stock options granted to one director. In addition, one director was paid consulting fees of approximately $13,411 (CDN$13,575) for consulting fees (July 31, 2011-$nil).

During the six months ended July 31, 2012, the Company’s directors exercised a total of $nil (July 31, 2011 - 580,000) stock options for $nil (July 31, 2011 - $302,200).

NOTE 8 – CAPITAL STOCK

Stock Transactions

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options. (note 7)

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options. (note 7)

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012 and July 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at July 31, 2012	16,329,206	$1.28

At July 31, 2012, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

5,002,500	$1.60 (C$1.60)	August 19, 2013
522,000	$1.15 (C$1.15)	August 19, 2013
10,804,706	$1.14 (C$1.14)	October 26, 2015
16,329,206

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2011	3,470,000	$0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Exercised	(240,000)	0.34
Expired	(240,000)	0.68
Balance at July 31, 2012	3,097,500	$0.89

At July 31, 2012, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
100,000	$ 1.13	November 13, 2012
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
300,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (C$ 0.64)	May 10, 2015
1,310,000	$ 1.15 (C$ 1.15)	August 23, 2016
150,000	$ 1.15 (C$ 1.15)	August 28, 2016
3,097,500

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CAPITAL STOCK, continued

Stock Options (Continued)

The fair value of stock options granted during the six months ended July 31, 2012 was $nil (July 31, 2011 -$95,049) which is being recognized over the options vesting periods. At July 31, 2012, 2,695,000 (January 31, 2012 – 1,212,500) stock options were exercisable.

Total stock-based compensation recognized during the three and six month periods ended July 31, 2012 was $165,331 and $339,315 (July 31, 2011 - $78,191 and $185,689) respectively. Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2012	2011	2012	2011

Consulting fees	$93,493	$78,191	$194,970	$185,689
Mineral property interests	55,633	-	111,941	-
Salaries and benefits	16,205	-	32,404	-

The following weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the six months ended July 31, 2012 and July 31, 2011:

	Six	Six
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2012	2011
Risk-free interest rate	N/A	2.19%
Expected life of options	N/A	3 years
Annualized volatility	N/A	96%
Dividend rate	N/A	0%

As at July 31, 2012, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (July 31, 2011-$2,309,200).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 - SEGMENTED INFORMATION

At July 31, 2012 and January 31, 2012, the Company operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	July 31,	January 31,
	2012	2012

Identifiable assets
Canada	$4,350,359	$9,297,302
Argentina	1,317,215	1,349,008
	$5,667,574	$10,646,310

	Three Months	Three Months	Six	Six Months
	Ended	Ended	Months Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2012	2011	2012	2011

Loss for the period
Canada	$510,291	$547,530	$1,072,222	$945,882
Argentina	1,867,408	1,547,012	4,074,184	4,554,206
	$2,377,699	$2,094,542	$5,146,406	$5,500,088

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

	July 31, 2012			January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$4,228,173	$4,228,173	$9,249,307	$9,249,307
Receivables	Level 2	$73,301	$73,301	$67,093	$67,093
Accounts payable	Level 2	$439,808	$439,808	$622,077	$622,077
Due to related parties	Level 2	$4,011	$4,011	$28,425	$28,425

The carrying amount approximates fair value because of the short maturity of the instruments.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At July 31, 2012, the Company had approximately $440,000 in U.S. cash, $688,000 in Canadian cash, approximately $3.05 million in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and approximately ARS 270,000 in Argentine Pesos.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk (continued)

At July 31, 2012, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	267,867	$3,737,872
Receivables and advances	-	495
Accounts payable	(908,484)	(130,178)
Net exposure	(640,617)	$3,608,189

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $345,678 in the net loss for the period ended July 31, 2012. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.

NOTE 11 – SUBSEQUENT EVENTS

a)

In June, 2012, the Company made an offer of employment to Michael Brown. The Company signed a term sheet with Mr. Brown, which is subject the execution of a more complete agreement on the Company’s form of employment agreement, pursuant to which the Company agreed to pay to Mr. Brown an annual salary of $250,000 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. Although a definitive employment agreement has yet to be executed, the Company employed Mr. Brown, effective August 1, 2012, on the terms outlined in the term sheet.

b)

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved it’s 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under it’s 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. As all

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2012
(Stated in U.S. Dollars)
(Unaudited)

of the options granted by the Companyh under its 2005 stock option plan have now either expired or been exercised, the Company has terminated it’s 2005 stock option plan.